Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Boston Financial Qualified Housing Tax Credits L.P. III
(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)
SLCas, L.L.C. (other person)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$214,500	$42.90
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$42.90	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	March 10, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 10, 2006, as amended on April 11, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. III, a Delaware limited partnership (the “Partnership”) at a cash purchase price of $63 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

SLCas, LLC added as bidder

Although not involved in structuring and determining the terms of the Offer, SLCas, LLC is being added as a bidder as a result of its ownership of the Purchaser. The Offer to Purchase and all related documents are amended to reflect the addition of SLCas, LLC as a bidder.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows.

(a) The eighth bullet point under “RISK FACTORS” in the Offer to Purchase is deleted in its entirety and replaced with the following:

We believe that the Partnership’s agreement of limited partnerships prohibits the transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% of the total interest in capital and profits of that partnership to be transferred within such 12-month period. Because an unaffiliated third party maintains the transfer records of the Partnership, we have been unable to ascertain how many Units have been transferred in the previous twelve month period (we are aware of approximately 5,040 Units being transferred in the last 12 months, which amounts to approximately 5.0% of the 100,000 Units believed to be outstanding). If Units are validly tendered and not withdrawn that would cause more than 50% of the total interest and capital of the Partnership to be transferred within a 12-month period, we will accept for payment and pay for those Units so tendered pro rata according to the number of Units so tendered, with appropriate adjustments to avoid purchases of fractional Units. The Partnership's general partner has indicated that it will enforce a transfer limitation, in which case the Purchaser will not be able to acquire 100% of the Units.

Item 3. Identity and Background of Filing Person

The second paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Although not involved in structuring and determining the terms of the Offer, SLCas is also included as a bidder as a result of its ownership of the Purchaser. Sandra L. Castetter (“Ms. Castetter”) is the sole member of SLCas. Ms. Castetter is a citizen of the United States whose address is 104 Armour Road, North Kansas City, Missouri 64116. Ms. Castetter invests in various real estate and other business ventures, but is not otherwise employed, nor has she been employed during the past five years.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is supplemented and amended as follows:

(a) The third paragraph under “DETAILS OF THE OFFER - 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION” in the Offer to Purchase is deleted in its entirety and replaced with the following:

If transfers of Units are limited by the Partnership Agreement to a number of Units (the “Transfer Limit”), and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Specifically, the Purchaser anticipates rounding up or down to the nearest whole Unit; provided, however, if necessary, the Purchaser might have to round down to avoid purchasing more than the stated maximum number of Units. Subject to its obligation to pay for Units promptly after the Expiration Date (as set forth below in "Acceptance for Payment and Payment of Purchase Price"), the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to the Transfer Limit, if any, the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See “Effects of the Offer - Limitations on Resales.”

(b)  The following is added after the last paragraph under "FEDERAL INCOME TAX MATTERS" in the Offer to Purchase:

The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer (although the Partnership Agreement prevents transfers of Units that would cause such a termination). A tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

(c) The third paragraph under “EFFECTS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

The possibility exists that the general partner will deny the transfer of Units. The Purchaser is aware of approximately 5,040 Units being transferred in the last 12 months (which amounts to approximately 5.0% of the 100,000 Units outstanding). The Purchaser should know whether the general partner will transfer the Units tendered when the Partnership's transfer agent provides confirmation of transfers, which occurs on a quarterly basis (the next confirmation date subsequent to the expiration of this offer will be July 1, 2006).

Item 11. Additional Information

Item 11 is amended and supplemented as follows.

(c) The fourth paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER - Prior Acquisitions of Units and Prior Contacts" in the Offer to Purchase is deleted in its entirety and replaced with the following:

On October 27, 2005, Bond Purchase, L.L.C. ("Bond Purchase") filed a lawsuit against an affiliate of the Partnership in the District Court of Johnson County, Kansas, Case No. 05-CV-8489. Bond Purchase brought claims relating to the affiliate's disposing of its investments and/or dissolving without obtaining the approval of the limited partners. Bond Purchase filed a motion to dismiss the case without prejudice because the affiliate indicated that statements in the Form 10-K were mistakes. The motion was granted, and the lawsuit was dismissed without prejudice on April 3, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2006.

PACO DEVELOPMENT, L.L.C., a Missouri limited liability company

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

SLCas, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

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